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EXHIBIT 10.51

TECHNOLOGY SUBLICENSE AGREEMENT
(RELATING TO CERTAIN ASIAN COUNTRIES)

        This TECHNOLOGY SUBLICENSE AGREEMENT (this "Agreement"), dated as of September 26, 2001 (the "Effective Date"), is by and between EarthShell Corporation, a Delaware corporation ("EarthShell"), and Green Packaging, SDN BHD, a private limited company organized under the laws of Malaysia ("GP"). Each of EarthShell and GP may be referred to herein individually as a Party or collectively as the Parties.

RECITALS

        WHEREAS, pursuant to that certain Amended and Restated License Agreement, dated February 28, 1995, as amended (the "EKI License Agreement"), between E. Khashoggi Industries LLC, a Delaware limited liability company ("EKI"), and EarthShell, EarthShell has the exclusive right to utilize, and to sublicense to others the right to utilize, specified technology to manufacture and sell certain food service disposables; and

        WHEREAS, EarthShell is willing to grant, and GP desires to accept, a sublicense of such technology for use in certain food service disposables to be sold in Korea, Singapore and Malaysia upon the terms and conditions set forth herein.

AGREEMENT

        NOW, THEREFORE, in consideration of the foregoing recitals and the covenants and agreements set forth herein, together with other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

        1.    Definitions.

        Capitalized terms used herein shall have the meanings set forth below:

          (a)  The term "Agreement" shall have the meaning set forth in the preamble.

          (b)  The term "Bankruptcy" shall mean, with respect to any Person, (i) such Person (a) admits in writing its inability to pay its debts as they come due, (b) makes an assignment for the benefit of, or any composition or arrangement with, its creditors, or (c) a trustee, receiver, liquidator or other custodian is appointed for itself, its business or all or a substantial part of its property, (ii) any case or proceeding under any bankruptcy, insolvency or similar law of any applicable jurisdiction, or any dissolution, winding up or liquidation case or proceeding shall be commenced in respect of such Person, or (iii) such Person takes any action to authorize, or in furtherance of, any of the events described in clauses (i) or (ii) above.

          (c)  The term "Company Improvements" shall have the meaning set forth in Section 6(b).

          (d)  The term "Confidential Information" shall have the meaning set forth in Section 16.

          (e)  The term "Gross Profit" means gross profit during the relevant fiscal period from GP's manufacturing operations with respect to Products manufactured hereunder, i.e., net sales of Products, adjusted for returns and allowances, less direct costs of manufacturing including any manufacturing overhead, but exclusive of taxes, interest, depreciation, selling or general administrative expenses.

          (f)    The term "Customers" shall mean those prospective customers of Products that are located in the Territory and that are listed in Exhibit C hereto.

          (g)  The term "EarthShell" shall have the meaning set forth in the preamble.

          (h)  The term "EarthShell Improvements" shall have the meaning set forth in Section 6(a).

          (i)    The term "EarthShell Infringement Action" shall have the meaning set forth in Section 8(c).

          (j)    The term "EKI License Agreement" shall have the meaning set forth in the recitals.

          (k)  The term "Gross Sales" shall mean the gross invoice price of Products sold by GP to Customers during the relevant fiscal period.

          (l)    The term "Improvement" shall mean any improvement, enhancement, refinement, modification or other new invention or discovery, whether patentable or unpatentable, deriving from or otherwise relating to, in whole or in part, any of the claims of any of the Patents described in Exhibit A hereto, any of the Trade Secrets or the Products.

          (m)  The term "Licensed Patents" shall mean the Patents that are licensed to EarthShell by EKI pursuant to the EKI License Agreement, including, without limitation, the Patents that are described on Exhibit A hereto and all Patents covering Improvements that hereafter are acquired by or licensed to EarthShell (in the case of any such Patents that are hereafter licensed to EarthShell, subject to EarthShell having the right to grant sublicenses thereunder and GP agreeing to pay any royalty that is payable in connection with exercising rights under any such sublicense).

          (n)  The term "Net Sales" shall mean, with respect to the Products, the Gross Sales for the relevant fiscal period, reduced by (i) cash, trade or quantity discounts actually given by GP; and (ii) credits actually allowed by GP.

          (o)  The term "Patents" shall mean unexpired patents, utility models, industrial designs, certificates of invention or similar grants of intellectual property rights that are filed, registered, issued or granted in the Territory, including without limitation, any divisionals, reissues, continuations, continuations-in-part, renewals, reexaminations, and extensions of any of the foregoing, and any applications therefor (and patents which may issue on such applications).

          (p)  The term "Person" shall mean an individual, partnership, corporation, limited liability company, trust, governmental or political subdivision and any other entity that has legal capacity to own property in its own name and to sue or be sued.

          (q)  The term "Plant Facility" shall have the meaning set forth in Section 3(a).

          (r)  The term "Products" shall mean the noodle bowl food service disposable product as further defined by the attached Exhibit B. Upon mutual agreement the Parties may add to or otherwise change the types of Products covered by this Agreement by amending Exhibit B in accordance with Section 20 hereof.

          (s)  The term "Representative" shall have the meaning set forth in Section 5(a).

          (t)    The term "Royalty" shall have the meaning set forth in Section 3.

          (u)  The term "Royalty Report" shall have the meaning set forth in Section 4(a).

          (v)  The term "Sublicense" shall have the meaning set forth in Section 2(a).

          (w)  The term "Technology" shall mean the Licensed Patents and the Trade Secrets.

          (x)  The term "Territory" shall mean the countries of Korea, Singapore and Malaysia. Upon mutual agreement, the Parties may add or otherwise change the Territory in accordance with Section 20 hereof.

          (y)  The term "Trade Secrets" shall mean (i) know-how, formulas, methods, processes, systems and other proprietary information owned by EarthShell or licensed to EarthShell pursuant to the EKI License Agreement that are or may be useful or necessary in the production, distribution, use, marketing or sale of any of the Products, and (ii) subject to Section 6, any non-patented Improvement or other proprietary information now or hereafter owned by or licensed to EarthShell that is or may be useful or necessary in the production, distribution, use, marketing or sale of any of the Products.

          (z)  The term "Trademarks" shall have the meaning set forth in Section 2(d).

        2.    The Sublicense.

          (a)  Subject to the terms and conditions of this Agreement, EarthShell hereby grants to GP an exclusive (except as provided in, and subject to, Section 2(e)), royalty-bearing sublicense to the Technology (the "Sublicense"):

            i.      to make or have made, at the Plant Facility, the Products; and

            ii.    to use, sell, offer to sell, import into and otherwise dispose of Products to Customers solely within the Territory.

          (b)  GP shall not otherwise have the right to sublicense or transfer the Technology, or any interest in or rights under the Sublicense; provided that the rights and obligations of GP in, to and under this Agreement may be assigned to the extent provided by Section 23. Any purported sublicense or transfer by GP without such consent shall be null and void and shall constitute a material breach for purposes of Section 13(b) hereof.

          (c)  GP shall not, directly or indirectly, market, distribute, sell or attempt to dispose of any Product to any Person outside the Territory, or to any Person within the Territory, if GP knows or has reason to believe that such Person intends to use the Product in question outside the Territory. A breach of the foregoing shall constitute a material breach for purposes of Section 13(b) hereof.

          (d)  Subject to Section 10(e) hereof, GP is authorized and required to use, in connection with the marketing, distribution and sale of Products in the Territory, the trademarks and service marks (collectively, the "Trademarks") owned by or licensed to EarthShell that are designated to GP by EarthShell prior to commercial production of the Products by GP or from time to time thereafter.

          (e)  During the term of this Agreement, GP will use commercially reasonable efforts to achieve at least fifty million dollars (USD $50,000,000) each year in Net Sales. Notwithstanding the anything herein to the contrary, if GP is unable to satisfy fully the requirements of any Customer for Products because of insufficient plant capacity within six (6) months after such Customer has given GP notice of such requirements in writing (the amount of such unsatisfied requirements being referred to as "Unfulfilled Customer Requirements"), GP agrees that the Unfulfilled Customer Requirements for Products may be satisfied by another EarthShell sublicensee that is designated by EarthShell without violating the exclusive rights granted by EarthShell hereunder; provided that GP shall in such event retain its exclusivity with respect to all Product requirements of such Customer that GP has sufficient capacity to fulfill on a timely basis.

          (f)    Each supply agreement between GP and a Customer shall be subject to approval by EarthShell, which approval shall not be unreasonably delayed or withheld.

        3.    Plant Facility

          (a)  Within thirty (30) days after the Effective Date, GP will identify a plant facility in a mutually acceptable location in Malaysia that will be acquired or leased by GP (the "Plant Facility"). The Plant Facility shall have, by no later than twelve (12) months after the Effective Date, a minimum production capacity of one billion (1,000,000,000) units per year. The Plant Facility will have appropriate capacity and utility hook-ups to safely house and operate the lines of equipment necessary for GP to meet its production and revenue obligations under this Agreement, and to provide suitable office, supply and inventory space, suitable space for the storage of raw materials, works-in-progress and finished goods, transportation facilities and other functions necessary to successfully manufacture, sell and distribute the Products. The size, physical location and specifications of the Plant Facility will be subject to EarthShell's reasonable approval. The cost of acquiring the Plant Facility and the cost of any required infrastructure improvements thereto shall be borne solely by GP. Without limiting the generality of the foregoing, GP shall make a minimum capital investment of ten million dollars (USD $10,000,000) in the Plant Facility within twelve (12) months of the Effective Date. GP, at its sole cost and expense, shall make all repairs and replacements necessary to maintain and operate the Plant Facility in material compliance with all applicable legal and administrative code standards of the Territory, and satisfy all applicable customary and reasonable industry practices with respect thereto in the Territory throughout the term of this Agreement.

          (b)  GP will permit EarthShell personnel or consultants access to the Plant Facility as is reasonably necessary in order for them to fulfill EarthShell's obligations or protect its rights under this Agreement. Prospective or existing licensee/joint venture partners of EarthShell will be permitted to have reasonable access to the Plant Facility, upon reasonable advance notice by EarthShell and during normal business hours, for the purpose of observing the Plant Facility in operation. Notwithstanding the foregoing, GP will have no obligation to provide access to the Plant Facility to any prospective or existing licensee/joint venture partner of EarthShell that has not agreed to permit access to any plant facility owned or leased by it or a joint venture entity that is being or in the future will be used to manufacture EarthShell products.

          (c)  GP will procure and install the number of fully integrated lines of equipment at each of the Plant Facility as required by GP to meet its production and revenue obligations under this Agreement. The cost of acquiring and installing such lines of equipment, including the direct engineering, design, debugging and start-up fees and expenses shall be borne solely by GP. GP shall upgrade each material component of an existing line of equipment on a regular basis and shall make all repairs and replacements necessary to maintain and operate the lines of equipment in material compliance with all applicable legal and administrative code standards of the Territory, and satisfy all applicable customary and reasonable industry practices with respect thereto in the Territory throughout the term of this Agreement.

          (d)  Without limiting the foregoing, GP shall pay all other costs and expenses of whatever nature in connection with the start-up and operation of the Plant Facility and the manufacture, use, sale, offering for sale and importation into and commercialization of the Products in the Territory.

        4.    Royalty.

          (a)  In consideration for the grant of the Sublicense, GP shall pay to EarthShell a royalty (the "Royalty") of twenty percent (20%) of the Net Sales of Products by GP each month, not to exceed 50% of the Gross Profit during such month.

          (b)  Within fourteen (14) days of the last day of each calendar quarter, GP shall pay to EarthShell the Royalty payable in respect of all Products shipped and invoiced by GP during such calendar quarter. Each Royalty payment shall be accompanied by a written report (the "Royalty Report") prepared by GP and certified as accurate by the Chief Financial Officer or Treasurer of GP. Each Royalty Report shall set forth, for the calendar quarter covered by the Royalty Report, (i) the number of each of the Products shipped by GP, (ii) the gross invoice price for each of such Products, and (iii) any reductions to the gross invoice price for purposes of calculating Net Sales.

          (c)  All Royalty payments due under this Agreement shall be paid by GP in United States dollars.

          (d)  If GP fails to make a timely payment due under this Section 4, interest at an annual rate equal to twelve percent (12%) shall accrue on the amount of payment for each day such payment is overdue; provided, however, that such interest rate shall in no event exceed the maximum rate permitted by applicable law.

          (e)  Any failure to make timely payment of any Royalty shall constitute a material breach for purposes of Section 13(b) hereof.

          (f)    EarthShell acknowledges that the Royalties payable by GP to EarthShell under this Agreement may be subject to withholding taxes that may be assessed under applicable law by any jurisdiction in the Territory and, if GP is required to so withhold any tax on Royalties, then the amount of Royalties actually remitted to EarthShell will be net of such withholding. GP will promptly furnish EarthShell with the official receipt of payment of these taxes to the appropriate taxing authority. Following the Effective Date and at EarthShell's option, the Parties agree to cooperate to restructure the Royalty payments payable hereunder in a manner that will optimize the tax treatment of such payments, including by possibly converting the Royalty obligation into a profits participation by EarthShell in GP (it being agreed that any such restructuring would not be intended to adversely affect the net economic benefits intended to be conferred on GP hereby).

        5.    Right to Audit.

          (a)  GP shall keep and maintain complete and accurate records concerning the sale of the Products at its principal executive offices or at such other locations as the Parties shall agree. EarthShell or its designated representative (the "Representative") shall have the right at its cost and expense to review the financial and other records of GP on a quarterly basis during the term of this Agreement during normal business hours and upon reasonable prior notice to GP.

          (b)  If GP is ultimately determined to have failed to pay to EarthShell the full amount of a Royalty payment actually due hereunder, GP shall promptly pay the full amount of such discrepancy to EarthShell, with interest thereon, at an annual rate equal to twelve percent (12%); provided, however, that such interest rate shall in no event exceed the maximum rate permitted by applicable law. Furthermore, should the results of an audit reveal an underpayment of a Royalty payment due hereunder in excess of five percent (5%), than all costs and expenses related to such audit shall be reimbursed to EarthShell by GP within thirty (30) days of the completion of such credit.

          (c)  If GP is ultimately determined to have overpaid EarthShell a Royalty payment actually due hereunder, EarthShell shall promptly pay the full amount of the overpayment to GP, with interest thereon, at an annual rate equal to twelve percent (12%); provided, however, that such interest rate shall in no event exceed the maximum rate permitted by applicable law.

        6.    Improvements to Technology.

          (a)  EarthShell will own all Improvements developed by or for EarthShell (except as may be provided in any agreement with any sublicensee other than GP) (the "EarthShell Improvements"). Subject to EarthShell's right to do so, all EarthShell Improvements shall be included in the Technology licensed hereunder to GP without additional royalty or other obligation being imposed on GP.

          (b)  EarthShell will own all Improvements developed by or for GP (the "Company Improvements"). All Company Improvements shall be included in the Technology licensed hereunder to GP without additional royalty or other obligation being imposed on GP. GP acknowledges that EarthShell shall have the right to license GP Improvements to third parties on such terms and conditions as it shall determine which shall not conflict with this Agreement.

          (c)  Improvements developed jointly by EarthShell and GP ("Joint Improvements") shall be owned by EarthShell. All Joint Improvements shall be included in the Technology licensed hereunder to GP without additional royalty or other obligation being imposed on GP. GP acknowledges that EarthShell shall have the right to license Joint Improvements to third parties on such terms and conditions as it shall determine which shall not conflict within this Agreement.

          (d)  Any material Improvements developed by or for any third party (including an EarthShell sublicensee other than GP) and licensed to EarthShell shall, if requested by GP and subject to EarthShell's right to do so, be sublicensed to GP hereunder, subject to the applicable terms and conditions of such sublicense.

          (e)  Each Party that develops or acquires a material Improvement during the term hereof will disclose such Improvement in writing to the other Party promptly after the development or acquisition of such Improvement by such Party.

        7.    Patent Matters.

          (a)  EarthShell shall have the right, in its sole discretion, to (i) affirmatively seek patent protection for any Improvement at its sole cost and expense or (ii) maintain any Improvement as a trade secret; provided that such Improvement shall be maintained as a trade secret during the pendency of any patent application.

          (b)  GP shall provide EarthShell, at EarthShell's expense, with such assistance as may be reasonably requested, from time to time, in connection with efforts to seek patent protection for any Improvement in accordance with Section 7(a), including the execution of any documents necessary to obtain and maintain such patent protection.

        8.    Infringement Matters.

          (a)  Each of EarthShell and GP will promptly, and in any event within thirty (30) days of discovery, notify the other in writing of any apparent infringement of the Technology in the Territory which comes to its attention while this Agreement remains in effect. EarthShell shall have the sole right, at its sole cost and expense and in its absolute discretion, to bring any suit to enjoin such infringement and to recover damages therefor for its sole account.

          (b)  In any action brought by EarthShell pursuant to Section 8(a) hereof, GP shall (i) cooperate fully with EarthShell and provide whatever assistance is reasonably requested by EarthShell in connection with such suit, including the preparation and signing of documents at EarthShell's expense.

          (c)  GP shall promptly notify EarthShell in writing of (i) any claim or threatened claim by any Person that the use of the Technology by GP in connection with the manufacture, use or sale of any Product by GP or any Customer infringes or violates the patent, trade secret or other intellectual property rights of such Person in any of the Territory and (ii) the commencement of any lawsuit against GP, or any of its respective customers, asserting any such claim (an "EarthShell Infringement Action"). EarthShell shall assume and control the defense of any EarthShell Infringement Action, at its sole cost and expense, irrespective of whether EarthShell is named as a defendant therein. GP will assist EarthShell in the defense of any EarthShell Infringement Action by providing such information, fact witnesses and other cooperation as EarthShell may request from time to time; provided that EarthShell shall reimburse GP for any out-of-pocket expenses incurred by GP in connection therewith. GP shall have the right to be represented in connection with an EarthShell Infringement Action by its own legal counsel, at its own expense, provided that such legal counsel will act only in an advisory capacity. If EarthShell does not assume the defense of any EarthShell Infringement Action, GP shall have the right, but not the obligation, to assume the defense of such lawsuit, utilizing legal counsel of its choice. EarthShell shall bear the reasonable costs and expenses of such legal counsel. If GP so assumes the defense of an EarthShell Infringement Action, GP shall have no right to settle such EarthShell Infringement

  Action unless GP shall have received the prior written consent of EarthShell which shall not be unreasonably withheld or delayed.

          (d)  If the court, in any EarthShell Infringement Action, enters a final and non-appealable order finding that the Technology infringes or violates, in whole or in part, the intellectual property rights of another Person in any of the Territory and requiring GP (i) to obtain a license under any third party's patent not licensed hereunder in order to continue make and sell in the Territory Products incorporating Technology as contemplated by this Agreement, and to pay a royalty or fee under such license, and the infringement of such patent cannot reasonably be avoided by GP, or (ii) to pay any damages on account of such infringement or violation, EarthShell shall pay the amount of any such fee or royalty payable and any such damages to the extent that the infringement or violation found by such court resulted from GP's use of Technology in the Territory within the scope of the Sublicense granted hereunder; provided that, in no event shall EarthShell's liability under this Section 8(d) exceed the specified amount in Section 12(b) hereof.

        9.    Duties and Obligations of EarthShell.

        In addition to, and not in limitation of, the other duties and obligations of EarthShell, as set forth in this Agreement, EarthShell shall have the following obligations hereunder:

          (a)  Within 60 days after the Effective Date, EarthShell shall provide to GP copies of written materials in which all Trade Secrets necessary for GP effectively to exercise the rights granted to it under the Sublicense are disclosed, including without limitation the following:

              (i)  technical and engineering specifications and typical engineering layouts for the manufacturing process for the Products;

            (ii)  detailed engineering specifications for molds and tooling for the Products;

            (iii)  detailed specifications for raw materials required for the manufacture of the Products and lists of approved vendors thereof;

            (iv)  detailed mix designs and process parameters for manufacturing the Products; and

            (v)  specifications of process equipment for the Products with a list of approved vendors thereof; and

          (b)  Subject to the availability of EarthShell staff, EarthShell shall, at GP's request and at EarthShell's then standard hourly rates, provide to GP technical support including assisting GP in installing the lines of equipment necessary to make the Products at the Plant Facility, providing direct engineering, design, and debugging services to GP in connection with the start-up and operation of the Plant Facility and modifying the Products to meet the performance requirements of Customers.

          (c)  GP acknowledges that the Board of Directors of EarthShell has not yet approved and authorized the execution and delivery of this Agreement by EarthShell and the performance by EarthShell of its obligations hereunder. The effectiveness of EarthShell's obligations hereunder is subject to the Board of Directors of EarthShell adopting a resolution that approves and authorizes the execution and delivery of this Agreement by EarthShell and the performance by EarthShell of its obligations hereunder.

        10.    Other Duties and Obligations of GP.

        In addition to, and not in limitation of, the other duties and obligations of GP, as set forth in this Agreement, GP shall have the following obligations hereunder:

          (a)  GP shall prominently display and utilize such Trademarks (whether owned by or licensed to EarthShell) as may be designated by EarthShell from time to time in connection with the advertisement, marketing, distribution and sale of the Products. The right to use such Trademarks is included within the Sublicense herein granted. Except as otherwise agreed by EarthShell, GP shall use its reasonable efforts to cause each Product manufactured by GP to bear at least one of the Trademarks designated by EarthShell. The specific placement, size, and detail of any Trademark on each Product must be approved by EarthShell (which approval shall not be unreasonably withheld or delayed) GP shall not in any manner represent that it has any ownership interest any Trademarks licensed hereunder. GP acknowledges that use of the Trademarks shall not create in its own favor any right, title, or interest in or to the Trademarks, and that all uses thereof by GP shall inure to the benefit of EarthShell. GP shall cooperate with EarthShell in the execution of any appropriate and necessary documents in connection with the registration of any Trademarks.

          (b)  Upon termination of this Agreement, GP shall cease and desist from use of the Trademarks in any way, including any word or phrase that is similar to or likely to be confused with any of the Trademarks. However, in the event of termination of this Agreement, GP shall have the right to sell existing stock and inventory of manufactured Products for a period of sixty (60) days and thereafter shall deliver to EarthShell or its duly authorized representative all materials upon which the Trademarks appear.

          (c)  GP acknowledges that the Technology in existence on the date hereof is novel and unique in the foodservice disposable products industry. GP shall not challenge or question the validity or ownership of the Trademarks or, subject to the provisions of applicable law, any Licensed Patents. GP shall continue to make all required payments under this Agreement to EarthShell during any challenge of the validity of any of the Licensed Patents (or claims thereof) included in the Technology. In the event GP fails to continue to make such payments based upon or in connection with such a challenge, EarthShell may at its option terminate this Agreement upon written notice to GP.

          (d)  GP represents, warrants and covenants to EarthShell that (i) the Products manufactured by GP shall conform with all of the specifications provided by EarthShell pursuant to Section 9(a) and that (ii) GP shall maintain quality standards for the Products in conformity with EarthShell's standard quality control manual or procedures, which EarthShell agrees shall be commercially reasonable.

          (e)  GP shall obtain or provide, and maintain at all times, product liability insurance as is reasonable and customary for the industry with such insurer as shall be reasonably satisfactory to EarthShell. Each such insurance policy will require that the insurer give EarthShell at least thirty (30) days prior written notice of any alteration in or cancellation of the terms of such policy. GP shall furnish to EarthShell a certificate or other evidence reasonably satisfactory to EarthShell that such insurance coverage is in effect and that EarthShell is an additional insured with respect to such policy.

          (f)    GP shall mark all of the Products and related documents with all applicable patent numbers, in accordance with EarthShell's instructions and as required by the patent laws in effect in the Territory or as reasonably instructed by EarthShell.

          (g)  GP or its agents shall be solely responsible for the payment and discharge of any taxes, duties, or withholdings relating to any transaction of GP or its agents in connection with the manufacture, use, sale or commercialization of the Technology or the Products in the Territory, excluding any tax or duty based on the income of EarthShell.

          (h)  GP grants EarthShell the right of first priority to supply all of GP's raw materials for Products (the "Raw Materials"). GP shall regularly and routinely inform EarthShell of all of its requirements for Raw Materials prior to purchasing any Raw Materials from any other Person. GP may request EarthShell to submit a bid or proposal offer for the supply of particular Raw

  Materials. If EarthShell desires to supply particular Raw Materials to GP, EarthShell may submit a bid or proposal for the supply of such Raw Materials ("Offered Raw Materials") and, if such a bid or proposal is made by EarthShell, EarthShell and GP shall negotiate in good faith to enter into a supply agreement or purchase order with regard to such Offered Raw Materials unless GP has received a written offer from a third-party for such Offered Raw Materials at a price and on terms and conditions materially more favorable to GP than those offered or proposed by EarthShell. EarthShell may, no more frequently than once every 12 months, be permitted to engage an independent accounting firm reasonably acceptable to GP to conduct an audit solely of GP's obligations under this Section 10(h). Prior to any such audit, EarthShell shall provide GP with advance notice, and such audit shall be conducted at the appropriate GP premises during normal business hours. Such accounting firm shall be required to execute a written confidentiality agreement with GP prior to commencing such audit and shall not disclose to EarthShell any confidential information of GP acquired during such audit. To the extent that such an audit indicates that GP failed to effectively give EarthShell the right of first offer with respect to the provision of particular Raw Materials that is contemplated by this Section 10(h) GP shall pay to EarthShell (i) the actual cost of the audit and (ii) twice the difference between the price GP paid for such Products and the price offered for such Raw Materials by EarthShell. The remedy provided in the prior sentence shall not be exclusive of or limit any other remedies that may be available to EarthShell.

          (i)    GP represents and warrants to EarthShell that GP presently has the financial resources required to perform all of its obligations under this Agreement. During the thirty (30) day period following the Effective Date, GP shall provide to EarthShell such GP financial statements and other information as EarthShell may request and is reasonably required to demonstrate to the satisfaction of EarthShell that GP presently has such resources. Notwithstanding anything contained in this Agreement to the contrary, this Agreement shall terminate if, prior to the expiration of the thirty (30) day period following the Effective Date, GP has not demonstrated to the satisfaction of EarthShell that GP presently has such resources.

        11.    Representations and Warranties of EarthShell.

          (a)  EarthShell hereby represents and warrants to GP that EarthShell has a valid and enforceable license to use the Technology within the scope of the rights granted under the Sublicense and has the right to sublicense the Technology to GP within the scope of the rights granted under the Sublicense, as set forth in this Agreement.

          (b)  EXCEPT AS EXPRESSLY SET FORTH IN SECTION 11(a) OF THIS AGREEMENT, EARTHSHELL DOES NOT MAKE OR GIVE, AND HEREBY EXPRESSLY DISCLAIMS, ANY AND ALL WARRANTIES, WHETHER EXPRESS OR IMPLIED, WRITTEN OR ORAL, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, IN REGARD TO (i) ANY PRODUCTS WHICH MAY BE MANUFACTURED, USED OR SOLD BY GP AND WHICH ARE BASED UPON OR UTILIZE ANY OF THE TECHNOLOGY; AND (ii) IN REGARD TO ANY SERVICES PROVIDED TO GP BY EARTHSHELL HEREUNDER.

          (c)  Nothing in this Agreement shall be construed as:

                i.  a warranty or representation by EarthShell as to the validity or scope of any Licensed Patents;

              ii.  a requirement that EarthShell file any patent application, secure any patent or maintain any patent in force;

              iii.  conferring a right to use in advertising, publicity or otherwise any Trademark of EarthShell, except as and to the extent specifically provided herein; or

              iv.  granting by implication, estoppel, or otherwise any license or rights under patent or other intellectual property rights of EarthShell other than the Licensed Patents and Trade Secrets included in the Technology, to the extent sublicensed as provided in Section 2.

        12.    No Consequential Damages; Limitation of Liability.

          (a)  EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY UNDER, OR IN CONNECTION WITH, THIS AGREEMENT FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL LOSSES, EXPENSES OR DAMAGE WHATSOEVER, INCLUDING, BUT NOT LIMITED TO, LOSS OF REVENUE OR PROFITS, INCREASED COSTS OF PRODUCTION, DAMAGES OR LOSSES AS A RESULT OF SUCH OTHER PARTY'S INABILITY TO OPERATE, INABILITY TO FULFILL CONTRACTS WITH THIRD PARTIES, OR SIMILAR MATTERS OR EVENTS ARISING FROM THE USE OR INABILITY TO SELL THE PRODUCTS OR ANY FAILURE TO FULFILL A PURCHASE ORDER IN A TIMELY FASHION, NOR SHALL EITHER PARTY BE LIABLE FOR ANY LOSS, EXPENSE OR DAMAGE SUFFERED OR INCURRED BY THE OTHER PARTY AS A RESULT OF CLAIMS, DEMANDS, SUITS OR OTHER PROCEEDINGS BY ANY OTHER PARTY OR PERSONS, WHETHER PRIVATE, PUBLIC OR GOVERNMENTAL IN NATURE. The limitations, exclusions and disclaimers in this Agreement shall apply irrespective of the nature of the cause of the action or demand, including but not limited to breach of contract, negligence, tort or any other legal theory and shall survive any breach or breaches and/or failure of the essential purpose of this Agreement, or any remedy contained in this Agreement.

          (b)  IN NO EVENT SHALL EARTHSHELL'S CUMULATIVE LIABILITY IN RESPECT OF CLAIMS ARISING UNDER THIS AGREEMENT OR OTHERWISE RELATING TO THE USE, MANUFACTURE OR SALE OF PRODUCTS (WHETHER IN CONTRACT, TORT OR ANY OTHER THEORY OF LIABILITY) EXCEED THE AGGREGATE AMOUNT OF ROYALTIES THERETOFORE PAID TO EARTHSHELL HEREUNDER.

        13.    Term and Termination.

          (a)  The term of this Agreement shall commence on the Effective Date and, subject to earlier termination as provided herein, shall continue for a period of ten (10) years; provided that, upon the mutual written agreement of the Parties, the term of this Agreement may extend for a renewal term of an additional period of ten (10) years.

          (b)  Either Party may terminate this Agreement for a material breach by the other Party of the terms and conditions of this Agreement upon written notice to the breaching party, which is given no less than thirty (30) days prior to an effective date of termination, and which specifies in reasonable detail the nature of such breach. If the breaching Party cures such breach prior to the effective date of termination, this Agreement shall not terminate and will continue in full force and effect.

          (c)  Either Party may, by giving the other Party written notice of termination, immediately terminate this Agreement if upon the occurrence of a Bankruptcy with respect to the other Party is adjudicated bankrupt, files a voluntary petition of bankruptcy, makes a general assignment for the benefit of creditors, is unable to meet its obligations in the normal course of business as they fall due or if a receiver is appointed on account of the other Party's insolvency.

          (d)  From and after the effective date of the expiration of the term of this Agreement or the termination of this Agreement pursuant to this Section 13 hereof, GP shall have no right, whatsoever, to utilize the Technology or Trademarks, and GP shall promptly return to EarthShell all written materials or other tangible media containing any Trade Secrets which are then in the possession of GP. Sections 4, 5, 6, 8, 10(g), 12, 13(d), 14, 15, 16, 17, 18, 19, and 21 shall survive termination of this Agreement. The obligation of GP to pay to EarthShell the Royalty for all Products actually sold by GP prior to the effective date of the expiration or termination of this Agreement shall survive the expiration or termination of this Agreement.

        14.    Relationship of the Parties.

        This Agreement shall not create any partnership, joint venture or similar relationship between GP and EarthShell, and no representation to the contrary shall be made by either party. Neither GP nor EarthShell shall have any authority to act for or on behalf of or to bind the other in any fashion, and no representation to the contrary shall be made by either such party.

        15.    Notices.

          (a)  Any notice which is required or permitted to be given to a Party pursuant to this Agreement shall be deemed to have been given only if such notice is reduced to writing and (a) delivered personally, or (b) sent by a reputable overnight courier service to the Person in question to the address given below:

If to EarthShell:	EarthShell Corporation 800 Miramonte Drive Santa Barbara, CA 93109-1419 United States Attn: Rick DiPasquale Telephone: 805-897-2294 Fax: 805-899-3517
If to GP:	GP: Green Packaging, SDN BHD 602 B, Tower B, Uptown 5 5 Jalan SS21/39 Darnansara Uptown 47400 Petaling Jaya, Selangor Malaysia Telephone: 603-7665-2377 Fax: 603-7727-3899

        or to such other address as either Party shall have specified by notice in writing to the other Party at a later point of time.

          (b)  If delivered personally, a notice shall be deemed delivered when actually received at the address specified above. Any notice given by a reputable overnight courier shall be deemed delivered on the next business day following the date it is placed in the possession of such courier.

        16.    Confidentiality.

        Any information relating to this Agreement, the Technology or the business of GP or EarthShell is hereinafter referred to as "Confidential Information." All Confidential Information in tangible form (plans, writings, drawings, computer software and programs, etc.) or provided to or conveyed orally or visually, shall be presumed to be proprietary to the disclosing Party at the time of delivery to the other party; provided that all such information or material relating to the Technology shall be deemed to be Confidential Information of EarthShell. All Confidential Information of the disclosing Party hall be protected by the receiving party from disclosure with the same degree of care with which the receiving party protects its own Confidential Information of the disclosing Party from disclosure but in no event with less than a reasonable degree of care. The receiving party agrees (i) not to disclose such Confidential Information to any Person except to those of its employees or representatives who need to know such Confidential Information in connection with the conduct of its business and who have agreed in writing to maintain the confidentiality of such Confidential Information, and (ii) that neither it nor any of its employees or representatives will use such Confidential Information for any purpose other than in connection with the conduct of its business pursuant to this Agreement; provided that such restrictions shall not apply if such Confidential Information (A) is or hereafter becomes public other than by a breach of this Agreement, (B) was already in the receiving party's possession and not subject to an obligation of confidentiality prior to any disclosure of the Confidential Information to the receiving party, (C) has been or is hereafter obtained by the receiving party from a third party which, to the knowledge of the receiving party, was not bound by any confidentiality obligation with respect to the Confidential Information, (D) is required to be disclosed pursuant to judicial order, but only to the extent of such order and after reasonable notice to the disclosing party so as to allow the disclosing party to intervene to seek confidential treatment or (E) is required to be disclosed by any government authority which regulates the business of the receiving party, but only to the extent of such required disclosure and after reasonable notice to the disclosing party so as to allow the disclosing party to intervene to seek confidential treatment. Without limiting the generality of the foregoing, GP shall ensure that no third party is given access to the Plant Facility unless such third party has entered into a non-disclosure agreement with each of GP and EarthShell (it being understood that such non-disclosure agreements will not be required from couriers, suppliers, or other third parties that have limited access only to loading docks, mail rooms, office reception areas and other areas in which Products are not being manufactured and in which no Confidential Information is visible or accessible).

        17.    Savings Clause.

        Should any part or provision of this Agreement be rendered or declared invalid by reason of any law or by decree of a court or competent jurisdiction, the invalidation of such part or provision of this Agreement shall not invalidate the remaining parts or provisions hereof, and the remaining parts and provisions of this Agreement shall remain in full force and effect.

        18.    Waiver.

        Neither the failure or delay on the part of either Party to exercise any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or privilege preclude any other or further exercise thereof or of any other right or privilege.

        19.    Governing Law.

        This Agreement shall be governed by and construed in accordance with the laws of Delaware, without giving effect to the choice of law rules thereof.

        20.    Amendment.

        This Agreement may be amended only by the consent of each of the Parties expressed in writing, signed by their duly authorized representatives.

        21.    Dispute Resolution.

          (a)  All claims, disputes, controversies and other matters in question arising out of or relating to this Agreement, or to the alleged breach hereof, which cannot be resolved by the Representatives shall be settled by negotiation between the executives of GP and EarthShell. If such executive negotiation is unsuccessful within ten business days, GP and EarthShell shall submit the dispute to non-binding mediation with an independent party mutually acceptable to GP and EarthShell (with the cost of the mediation to be borne equally by GP and EarthShell). If GP and EarthShell cannot mutually agree to a resolution within ten business days, either Party may refer the dispute to binding arbitration in accordance with procedures set forth in this Section 21. Each of GP and EarthShell (i) waives the right to bring an action in any court of competent jurisdiction with respect to any such claims, controversies and disputes (other than any such action to enforce the award or other remedy resulting from any arbitration pursuant to this Section 21), and

  (ii) waives the right to trial by jury in any suit, action or other proceeding brought on, with respect to or in connection with this Agreement.

          (b)  Upon filing of a notice of demand for binding arbitration by either GP or EarthShell, arbitration with the American Arbitration Association, or comparable association if the American Arbitration Association is no longer in existence, shall be commenced and conducted as follows:

                i.  All claims, disputes, controversies and other matters in question shall be referred to and decided and settled by a standing panel of three arbitrators, one selected by each of GP and EarthShell and the third by the two arbitrators so selected. Selection of arbitrators shall be made within thirty days after the date of the first notice of demand given pursuant to this Section 21 and within thirty days after any resignation, disability or other removal of such arbitrator. Following appointment, each arbitrator shall remain a member of the standing panel, subject to refusal for just cause or resignation or disability.

              ii.  The cost of each arbitration proceeding, including without limitation the arbitrators' compensation and expenses, meeting room charges, court reporter transcript charges and similar expenses shall be borne by the party whom the arbitrators determine has not prevailed in such proceeding, or borne equally by GP and EarthShell if the arbitrators determine that neither party has prevailed. The arbitrators shall also award the party that prevails substantially in its pre-hearing position its reasonable attorneys' fees and costs incurred in connection with the arbitration. The arbitrators are specifically instructed to award attorneys' fees for instances of abuse of the discovery process.

              iii.  The sites of the arbitration shall be in Santa Barbara, California unless GP and EarthShell agree otherwise.

          (c)  The arbitrators shall have the power and authority to, and to the fullest extent practicable shall, abbreviate arbitration discovery in a manner that is fair to GP and EarthShell in order to expedite the conclusion of each alternative dispute resolution proceeding.

          (d)  The arbitration shall be governed by, and all rights and obligations specifically enforceable under and pursuant to, the Federal Arbitration Act (9 U.S.C. § 1, et. seq.).

          (e)  The arbitrators are empowered to render an award of general compensatory damages and equitable relief (including, without limitation, injunctive relief), but are not empowered to award punitive damages. The award rendered by the arbitrators (i) shall be final, (ii) shall not constitute a basis for collateral estoppel as to any issue, and (iii) shall not be subject to vacation or modification. The arbitrators shall render any award or otherwise conclude the arbitration no later than one hundred and eighty (180) days after the date notice is given pursuant to this Section 21.

        22.    Counterparts.

        This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        23.    Assignment.

        The rights and obligations in, to and under this Agreement shall be binding upon and inure to the benefit of the Parties, their legal representatives, successors and assigns. Neither Party may assign this Agreement or any rights hereunder without the prior written consent of the other Party.

        24.    Entire Agreement.

        This Agreement supersedes any prior understandings or agreements, whether written or oral, and any contemporaneous oral agreements, between the Parties hereto in regard to the subject matter hereof contains the entire agreement between the Parties in regard to the subject matter hereof.

        IN WITNESS WHEREOF, the Parties have caused this Technology Sublicense Agreement to be executed and delivered by their duly authorized representatives upon the date first herein written.

EARTHSHELL CORPORATION
By:

Name:
Title:

GREEN PACKAGING, SDN BHD
By:

Name:
Title:

EXHIBIT A

Licensed Patents

Application No.	Brief Title
S. Korea: 95-703,450	Molded Containers Inorganically Filled Containers
S. Korea: 97-702,553	Molded Foam Starch Containers Reinforced With Fibers
S. Korea: 97-709,461	Method of Making Foamed Starch Containers
PCT: PCT/US00/10797	Flash Removal System
PCT: PCT/US00/34337	Planar Mold Press Apparatus
PCT: PCT/US01/05407	Fiber Dispersion Methods
PCT: PCT/US01/09943	System for Metering and Delivering Molding Composition

EXHIBIT B

Description of Product

        Noodle Bowl as agreed by customers.

EXHIBIT C

Customers

        Nong Shim Company of Korea, as well as any other Korean manufacturer of instant noodles.

        Other manufacturers of instant noodles bowls as mutually agreed consistent with GP production capacity.

QuickLinks

  EXHIBIT 10.51
TECHNOLOGY SUBLICENSE AGREEMENT (RELATING TO CERTAIN ASIAN COUNTRIES)